

Mail Stop 7010

November 3, 2006

Mr. Tom Johnstone
Aktiebolaget SKF
SE-415 50
Gothenburg, Sweden

> **Re: Aktiebolaget SKF**
> **Form 20-F for the year ended December 31, 2005**
> **Filed April 5, 2006**
> **File No. 0-13722**

Dear Mr. Johnstone:

We have reviewed your response letter dated September 28, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005

Item 17 – Financial Statements
Consolidated Income Statements, page 101

1.   We note your response to prior comment 5. Please tell us what consideration you gave to quantifying in your footnotes the portion of cost of goods sold solely related to changes in your inventory. In this regard, we note the example of classifying expenses by nature seen in paragraph 91 of IAS 1, and we assume from your financial statements that this category would represent a significant portion of your total expenses. Please advise.

Consolidated Statements of Cash Flow, page 103

2.   We note your response to prior comment 6 and have the following additional comments:

   • It appears from your disclosures in Note 17 that the majority of the change in your current financial assets relates to investments with maturities of more than three months. Please help us to better understand the maturities of the investments captured in your cash flow statement line item "Change in marketable securities and other liquid assets." If the maturities of these investments are more than three months, please tell us what consideration you gave to the guidance in paragraph 23 of IAS 7 concerning the maturities of short-term borrowings that would be appropriate to report on a net basis.

- We read in your response that you did not classify these cash flows as investing activities because dealing and trading activities should not be reported as investing activities. We also note your response to our prior comment 17. Please confirm to us, if true, that you consider these investments in marketable securities and other liquid assets to be dealing and trading activities. If so, please help us to better understand how you concluded that paragraph 14(g) of IAS 7 was not applicable. If you do not consider these investments to be dealing and trading activities, please help us to better understand how you concluded that paragraph 16(d) of IAS 7 was not applicable. Your conclusion that these cash flows are best classified as financing activities remains unclear to us.

3.   We understand from your response to prior comment 7 that you consider your defined benefit obligations under post-employment benefit plans to be, in essence, loans plus accrued interest. We further understand from your response that you have classified payments representing contributions to pension plans as financing activities in reliance on paragraph 17(d) of IAS 7, which indicates that cash repayments of amounts borrowed are financing activities. It is unclear to us that your defined benefit obligations are, in substance, loans. In this regard, loans and borrowings usually are incurred when a company receives proceeds, and the company has a resulting obligation to repay the proceeds received. It is unclear to us that a transaction can be, in substance, a loan, if there is no receipt of proceeds. We also note the introductory language to paragraph 17 of IAS 7, which states that separate disclosure of cash flows from financing activities "is important because it is useful in predicting claims on future cash flows *by providers of capital to the entity*" (emphasis added). It is unclear to us that your post-employment benefit plan obligations represent claims on your future cash flows by providers of capital to you, as contemplated by paragraph 17. For the above reasons, it remains unclear to us that it is appropriate to classify payments representing contributions to your post-employment benefit plans as financing activities under IAS 7. Please help us to better understand how you determined that this cash flow classification was appropriate under IFRS. Also help us to understand the difference between the line item captioned "Post-employment benefits paid" that appears in your cash flows from operating activities and the line item captioned "Contributions to post-employment benefit plans" that appears in your cash flows from financing activities.

Note 1 – Accounting Policies – Revenue Recognition, page 108

4.   We note your response to prior comment 8. We also note the description of your
        business contains considerable emphasis on the various services you perform on behalf of
        your customers (aftermarket, technical and logistic services, mechanical services,
        preventive maintenance, predictive maintenance, condition monitoring, decision support,
        reliability services, and product development). We also note from your discussion on
        page 24 that you expect sales from services to become a larger percentage of your sales
        in the future. Please supplementally quantify for us the amount of revenues from services
        for each of 2005, 2004, and 2003.

5.   In future filings, if material, please disclose your policy for shipping and handling costs,
        quantify the gross amounts of each, and clarify where and how such amounts are
        classified in your income statement.

Note 2 – Segment Information, page 112

6.   We note your response to prior comments 10 and 11 and have the following additional
        comments. Unless otherwise indicated, please apply each of these comments to your
        reportable segments for both 2005 and 2006.

        •   Please provide us with more detail about the products or services that were provided
            by each of your reportable segments for 2005. Where your segments changed in
            2006, please provide a detailed explanation of what was added to the Industrial
            Division and what was added to the Automotive Division.

        •   Please tell us whether any of your reportable segments are comprised of two or more
            business segments that had been combined in accordance with paragraph 34 of IAS
            14. If so, please identify and describe each business segment that is combined, and
            tell us how you determined that you met the criteria of paragraph 34 of IAS 14.

        •   For each business segment that provides more than one product or service, please
            provide us with your analysis of how you met a majority of the five criteria in
            paragraph 9 of IAS 14 to support your conclusion that the products and/or services
            within each business segment are related.

        •   For any instance where more than one of your business segments provides the same
            product or service, please help us to better understand how you determined that it was
            appropriate to report that product or service in more than one segment. In this regard,
            we note the emphasis in IAS 14 on determining your business segments based on
            differences in the types of products and services that you produce, as indicated by
            paragraph 26 among others. If the sole factor that results in the same product or
            service being reported in more than one segment is the type of customer to whom the
            product or service is sold, please help us to understand how you determined that this
            constitutes a difference in your products or services as contemplated by IAS 14.

- Please provide us with your analysis of why paragraphs 27(b) and 32 of IAS 14 are not applicable to your company. In this regard, we note that paragraph 30 refers to the situation where internal reporting has developed along lines "unrelated … to differences in the types of products and services they produce" and paragraph 32(b) indicates that in such a situation management should determine its business segments based on "the next lower level of internal segmentation that reports information along product and service lines." It remains unclear to us that your reportable segments in 2005 or 2006 were based on types of products and services or product and service lines. Please help us to better understand this matter.

Note 33.8 – Share-Based Compensation for Employees, page 151

7.   We note your response to the first bullet point from our prior comment 16. Please quantify for us the impact of correcting the error in your accounting for the contract with the financial institution on your 2004 and 2003 net income under US GAAP and on your 2004 and 2003 shareholders' equity under US GAAP.

8.   We note your response to the second bullet point from our prior comment 16, and your response to our prior comments 14 and 18. Based on these responses, we understand your accounting for stock options under APB 25 to be the following:

- At grant date, because the exercise price of the options is above the market price, nothing is recorded in your financial statements.
- At exercise date, your option holder pays a financial institution the exercise price to exercise the options, and the financial institution acquires the necessary number of shares in the market to fulfill the option contract and gives those shares to the option holder. You then reimburse the financial institution for the difference between the exercise price they received from the option holder and the higher market price that the financial institution paid to acquire the shares. You record these transactions in your financial statements by recognizing an expense, with an offsetting credit to cash, for the amount that you paid to the financial institution, i.e. the difference between the exercise price and the market price. You do not record anything in equity from these exercise date transactions.

Please confirm our understanding. If your accounting is different, please advise us in reasonable detail.

9.   We also have the following comments concerning your accounting for the stock option program:

- Please provide us with a more comprehensive description of the arrangement you have with the financial institutions. Explain the purpose and terms of the agreements.

It appears that there are multiple elements to the agreement. For example, the share swap agreement, in addition to a share purchase agreement.

- Which party is legally obligated to provide the stock to employees upon exercise of an option – you or the financial institution? For example, we note the disclosures describing the arrangements as a service contract whereby the financial institution handles the exercise of the Group's stock option program which is considered an executory contract in which no provision is recorded. This description would imply that the Group is primarily obligated to issue the stock upon exercise, not the financial institution.

- Which party bears the risks associated with increases in your market price above the option exercise price – you or the financial institution? Based on the information provided to us thus far, we assume that you have a legal obligation to provide stock to fulfill the stock option agreements with your employees, and that you have a legal obligation to reimburse the financial institution for any excess costs that they pay above the exercise price to acquire stock to fulfill your stock option agreements, and that therefore you bear the risks and costs associated with fulfilling your stock option agreements, not the financial institution. Please advise.

- Please tell us how you classify the expense recorded as the difference between the exercise price and fair value at the date of exercise.

FORMS 6-K FILED APRIL 25, 2006 AND JULY 14, 2006

10.   We note your response to prior comment 19. Based on this response, it is unclear to us why the amendments to these 6-K's, filed on September 8, 2006, continue to exclude the enclosures that contain your interim financial statements. Please advise or revise.

11.   We note your response to the third bullet point from our prior comment 20. Notwithstanding your commitment to comply with paragraph 20(c) of IAS 34 in the future, we believe that your prior interim reports should be revised to provide statements showing changes in equity for the required periods. In this regard, we note that your prior interim reports contained a statement that they complied with International Financial Reporting Standards, and we believe that you are therefore obligated under paragraph 3 of IAS 34 to include within those reports all financial statements that are required by paragraph 20 of IAS 34.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689 or the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief